SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of April, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001-40

PUBLICLY-HELD COMPANY

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. are invited for Ordinary and Extraordinary Meetings, to be held on April 12, 2005, at 10h00 A.M., at Avenue Eusébio Matoso, No.891, ground floor, in the City of São Paulo, State of São Paulo - Brazil, in order to approve the following matters:

I - ORDINARY GENERAL MEETING:

a)	Reading, discussing and voting of the Financial Statements, Management’s Report and Independent Auditors’ Report, related to the fiscal year ended on December 31, 2005;

b)	Destination of the net profit of the fiscal year;

a)	Appointment of the members of the Board of Directors; and

b)	Establishment of the remuneration of the members of the Board of Directors, of the Audit Committee and of the Board of Officers.

II – EXTRAORDINARY GENERAL MEETING:

Analysis and voting of a proposal of the Board of Directors for:

a)	Transference of competence from the Board of Directors to the Board of Executive Directors, and the consequent amendment of the Articles 16 and 21 of the By-laws;

b)	Modification of the wording of Section II – “The Board of Officers” of Chapter IV – “Management” of the By-laws, in view of improvement and some particular adjustments of such text;

c)	Consolidation of the By-laws; and

d)	Other matters of the Company’s interest.

São Paulo, March 27th, 2006.
Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 03, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.